Filed by Per-Se Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: NDCHealth Corporation
Commission File No.: 001-12392

     On September 7, 2005, Per-Se Technologies, Inc. began using the following presentation materials in meetings with certain investors and stockholders:

Per-Se Technologies Acquisition of NDCHealth Corporation September 2005

Connective Healthcare Connective Healthcare is a comprehensive class of services that accelerate the flow of funds to improve the business of healthcare The combination of Per-Se and NDCHealth creates a dynamic opportunity to provide Connective Healthcare solution to the entire spectrum of healthcare providers

Per-Se and NDCHealth Shared strategic focus: improving the financial success of healthcare provider organizations Both companies are entirely focused on the healthcare market with high levels of recurring revenue and strong cash flow characteristics Per-Se acquiring the physician, hospital and retail pharmacy segments Complementary businesses to Per-Se's current offering Transaction processing is core to both Per-Se's and NDCHealth's offerings

Transaction Details Per-Se to acquire all stock of NDCHealth Corporation for $19.50 per share At least $13.00 cash; up to $6.50 Per-Se stock Per-Se also to refinance NDCHealth's existing debt Currently totaling approximately $270 million Wolters Kluwer acquiring pharmaceutical information management segment for $382 million in cash Total transaction = $1 billion

Transaction Details Transaction subject to government (HSR) approval and shareholder (both PSTI and NDCHealth) approval Expected to close within 3 to 6 months Final cash/stock consideration to be decided before shareholder meetings Financing commitment from Bank of America

Per-Se Technologies Company Overview

Per-Se Technologies is... ....delivering Connective Healthcare solutions through two divisions 2004 Revenue $353 million Physician Services $260 million Hospital Services $106 million

Physician Services Connective Healthcare solutions for hospital- affiliated physician practices Largest provider of outsourced receivables management for hospital-affiliated physicians Radiologists, anesthesiologists, pathologists, emergency medicine, academic practices Client base of 15,000 physicians Net collections on behalf of our physician clients exceed $4 billion annually

Outsourced Services Transmission to The Per-Se Exchange Post payment to relieve physician A/R Patient Demographics Hospital $ Lockbox Invoice physician & recognize revenue Coding, Data Entry, and Claim Generation Payment Posting and Ensure Accuracy AR Processing and Follow-up Physician PSTI Invoice Invoice Physician & Recognize Revenue 9

Hospital-Affiliated Physicians Market Opportunity by Medical Specialty In Excess of $7 billion (~225,000 hospital-affiliated and academic physicians) Source: PSTI estimates 10

Hospital-Affiliated Physicians Target Market Segmentation Estimated 20% - 30% of market currently outsourced In-House Outsourced East 70 30 Outsourced 30% In House 70% Source: PSTI estimates 11

Physician Services - Summary 100% recurring revenue model Revenue growth Growing demand for outsourcing Larger, more effective sales force gaining momentum 2005 net new business sold target of $20 - $30 million Expanding margins Good leverage on incremental revenue Continued productivity initiatives

Hospital Services Solutions currently installed in 2,000 hospitals Connective Healthcare solutions focused on cost reduction and revenue improvement for hospitals

Resource Management Largest provider of staff scheduling software to 1,150 hospitals Labor represents ~70% of hospital costs Second largest provider of OR scheduling software to 450 hospitals ~65% of hospital income Software sold as one-time license fee plus an annual maintenance fee

Revenue Cycle Management Access Management Patient Verification Services Receivables Management Claims Processing Backed by the healthcare industry's 3rd largest electronic clearinghouse Patient Communication Services Denial Management Outsourced Services Secondary Billing Solutions installed in 400 hospitals

Hospital Services - Summary ~85% recurring revenue model Revenue growth Gaining market share through Provider-focused service Value-added functionality New market opportunities 2005 new business sold target of $20 - $25 mm Margin growth Leverage on incremental revenue Demonstrated >20% operating margins

Per-Se Financial Strength and Outlook

Financial Strength & Outlook 2001 2002 2003 2004 2005 Revenue 306 326 335 353 378 EPS - continuing ops -0.08 0.35 0.7 0.86 1.1 Revenue Diluted EPS - Continuing Operations (in millions) 18 All periods exclude special items in calculation of fully diluted EPS from continuing operations Guidance

Earnings Per Share 2003 2004 2005G Growth Revenue Operating Income Interest, net Taxes $335 $37 14 - $353 $35 6 $376 - 379 $41 - 44 4 - 5 1 +6.5 - 7.5% Income from cont. ops EPS - cont. operations Shares outstanding $23 $ .70 32,661 $29 $.86 33,082 $35 - 37 $1.07 - 1.12 33,300 +24 - 30% 2003 excludes restructuring and debt refinancing costs 2004 excludes additional procedures cost, debt refinancing costs, Lloyd's gain, non-cash lease expense and release of deferred tax asset valuation allowance 2005 includes $1.5 million, or $.04 diluted share, in costs related to the physician claims clearinghouse project (in millions, except for per share data) 19 11-11.5% margins

Divisional Performance 2003 2004 Guidance 2005 Revenue (in millions) Physician Services $251 $260 +6 - 6.5% Hospital Services 97 106 +8 - 10% Eliminations (13) (14) Operating Margins Physician Services 11.7% 10.5% 12 - 12.5% Hospital Services 23.7% 22.0% 21 - 21.5% Consolidated 11.1% 9.9% 11 - 11.5% 2% 4% YOY growth NOTE: 2003 excludes restructuring in the Hospital Services division 2004 excludes additional procedures costs, Lloyd's gain and non-cash lease expense in the Corporate segment 2005 includes costs related to the physician claims clearinghouse enhancement in the Hospital Services division 4% 9% YOY growth 20

Cash Flow 2003 2004 2005G Cash Flow from Continuing Operations Capital Expenditures and Capitalized Software Free Cash Flow $28 $10 $18 $49 $13 $36 $47+ $15 - 17 ~$30+ 21 (in millions) 2004 includes a one-time, net positive benefit of $10 million 2005 includes $3 million of capital expenditures and capitalized software related to the physician claims clearinghouse enhancement project

NDCHealth Corporation Overview of Segments to be Acquired

NDCHealth is... ....delivering network and software solutions through three divisions FY 2005* Revenue $225 million Physician Solutions $32 million Hospital Solutions $64 million Pharmacy Services and Systems $129 million *May fiscal year end

Market Leading Provider Pharmacy Connectivity Process >80% of all electronic pharmacy claims in U.S. with connections to >1,000 payers Claims Management for hospitals Provide solutions to ~1,800 hospitals and healthcare organizations (>20% of U.S. hospitals; ~40% of hospitals with more than 400 beds) Physician Practice Management software ~100,000 medical professionals in ~63,000 small-office practices

Pharmacy Services and Systems Pharmacy network services Approximately 2/3rds of segment revenue Value for new services (AWP) Awarded exclusive Medicare Part D TrOOP contract Pharmacy software to retail pharmacies, mail order and managed care High demand for new product as pharmacies have not invested in infrastructure to improve work flow

Pharmacy Services Intelligent Network (Real-time) All major pharmacy chains exclusively use NDCHealth Pre & Post Editing (PPE) 90+ core edits Launching new edits and transaction sets that are separately priced Retail Informatics Claims data and purchased prescription data combine to provide information solutions to pharmacies, payers

Pharmacy Systems ~ 20% of retail pharmacies use NDCHealth software to run their business (e.g., prescription fulfillment; reimbursement) Industry currently comprised of legacy solutions Offerings currently being sold to customers EnterpriseRx Significant development initiative, including TechRx acquisition Functionality not available in market today Currently in Beta with general availability in 6-12 months Strong sales pipeline

Hospital Solutions Leading provider of receivables management solutions to hospitals and health facilities Next generation product, ePremis, introduced ~2 years ago Upgrading legacy Premis install base Good sales momentum with new customers Available as ASP or turn key solution (majority of customers selecting ASP) Strong clearinghouse infrastructure and payer connectivity

ePremis Accelerates and improves hospitals' cash flow, reduces bad debt, and reduces operating expense Claim edits at the desktop ensuring high first-time claim acceptance Reduces expenses by automating workflow management of claim and remittance process Connected to all payers in the U.S. ePremis install base of 558 units as of May 31, 2005

Physician Solutions Leading provider of practice management software to 1-2 physician market Shrink-wrapped software Sold through extensive VAR channel and direct sales Electronic claims transaction processing provided by third-party vendor Low penetration of NDCHealth customer base (< 20%)

Transaction Financial Discussion

Year One Accretive to earnings per share Significantly accretive to cash flow per share Cost synergies of $15 million to $20 million recognized in year one Annualized value higher New debt related to transaction expected to be at blended interest rate of 7.5%-8.5% Per-Se's $390 million Net Operating Loss Carryforward available to combined entity

Other Short-term Opportunities Cross selling Increased physician EDI penetration Operating structure improvements within combined Per-Se/NDCHealth operations

Strategic Growth Opportunities Leverage Per-Se's leading position for outsourced revenue cycle management services to new markets: Outsourced revenue cycle management services for hospitals Outsourced revenue cycle management services for office-based physicians Utilize extensive provider reimbursement data to produce new solutions that will further improve healthcare reimbursement

Safe Harbor This presentation contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation include the intent, belief or current expectations of the Company and members of its management team with respect to the Company's future business operations and the costs or outcome of litigation as well as the assumptions upon which such statements are based. Forward-looking statements include specifically, but not limited to, market potential projections, annualized value of net new business sold and net new business sold projections, financial projections (including revenue and revenue growth, operating income and operating margin expansion, interest and taxes expectations, income from continuing operations expectations, earnings per share, shares outstanding and free cash flow expectations and its components), general availability of new products, transaction-related projections (earnings per share and cash flow per share accretion, cost savings, expected interest rates, use of net operating loss carryforwards) and transaction related opportunities such as cross selling, EDI penetrations, operating structure improvement and new product offerings. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward- looking statements in this presentation include, but are not limited to, failure to realize improvements in performance, efficiency and profitability, failure to complete anticipated sales under negotiations, failure to realize annualized value of net new business sold and new business sold, lack of revenue growth, client discontinuances, failure to successfully complete NDCHealth acquisition, failure to succesful integrate acquisition, failure to gain cost savings and adverse developments with respect to litigation or increased litigation costs, the operation or performance of the Company's business units or the market price of its common stock. Additional factors that would cause actual results to differ materially from those contemplated within this presentation can also be found in the Company's Safe Harbor Compliance Statement included in the Company's Form 10-Q for the quarter ended June 30, 2005, and the Form 10-K for the year ended December 31, 2004. The Company disclaims any responsibility to update any forward-looking statements. The Company believes that free cash flow is an additional meaningful measures of operating performance. However, this information will necessarily be different from comparable information provided by other companies and should not be used as an alternative to our operating and other financial information as determined under U.S. generally accepted accounting principles. 35

Important Legal Information This presentation shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Per-Se's and NDCHealth's stockholders for their consideration. Per-Se and NDCHealth will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Per-Se and NDCHealth are urged to read the registration statement and the joint proxy statement/prospectus, and any other relevant documents filed with the SEC, when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Per-Se and NDCHealth, at the SEC's Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Per-Se's Internet site (www.per-se.com) under the tab "Investors") through the "SEC Filing" link or from NDCHealth's Internet site (www.NDCHealth.com) under the tab "Investor Relations" through the "SEC Filing" link. Per-Se, NDCHealth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Per-Se and NDCHealth in connection with the merger. Information about the directors and executive officers of Per-Se and their ownership of Per-Se common stock is set forth in the proxy statement on Schedule 14A for Per-Se's 2005 annual meeting of stockholders, as filed with the SEC on March 25, 2005. Information about the directors and executive officers of NDCHealth and their ownership of NDCHealth common stock is set forth in the proxy statement on Schedule 14A for NDCHealth's 2004 annual meeting of stockholders, as filed with the SEC on September 14, 2004. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.